345 Court Street, Coraopolis, PA 15108
FOIA Confidential Treatment Request
Confidential Treatment Requested by Dick's Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

October 30, 2014

BY EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dick's Sporting Goods, Inc.
Form 10-K for Year Ended February 1, 2014
Filed March 28, 2014
Response dated September 23, 2014
File No. 1-31463

Dear Ms. Thompson:

Enclosed please find our responses to the comments set forth in the letter dated October 20, 2014 from the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), with respect to the above-referenced document. References to the "Company", "we", or "our" in this letter refer to Dick's Sporting Goods, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by overnight mail to the address shown above. Please note that the Company is providing a portion of its response to Comment #2 pursuant to Rule 83 of the Commission's Rules of Practice, and requests confidential treatment for the redacted portions of the response, which are indicated herein as [*]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff's letter. The Staff's comments are in bold and our responses and supplemental information are in regular type.
Form 10-K for Year Ended February 1, 2014

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 24

Securities and Exchange Commission
October 30, 2014

Confidential Treatment Requested by Dick's Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Income from Operations, page 28

1.	We have read your response to comment 4 of our letter dated August 26, 2014. Please ensure your revised disclosures adequately explain the meaning of "merchandise margin expansion."

Response:
In response to the Staff's comment, we plan to enhance our disclosure in future filings to explain the meaning of "merchandise margin expansion", substantially as follows, using the Staff's identified disclosure from the Company's fiscal 2013 Form 10-K, as enhanced as described in the Company's response to the Staff's letter dated August 26, 2014, as an example (additions noted in bold and deletions noted in strikethrough):
"The decrease in gross profit as a percentage of net sales was partially offset by merchandise margin expansion ~~of 35 basis points~~. ~~This increase in merchandise margin was primarily the result of a change in sales mix as discussed above.~~ Merchandise margins, which represent margins earned above the cost of the product, excluding other items included in cost of goods sold (vendor allowances, inventory shrinkage and obsolescence, freight, distribution, shipping and store occupancy costs), increased as a percentage of sales by 35 basis points, due to changes in sales mix from lower margin categories to higher margin categories as discussed above."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, page 36

1. Basis of Presentation and Summary of Significant Accounting Policies, page 48

Segment Information, page 50

2.
We have read your response to comment 9 of our letter dated August 26, 2014. An operating segment is considered reportable if it meets any one of the threshold criteria under ASC 280-10-50-12. Accordingly, please provide to us the "reported profit or loss" quantitative threshold analysis for your operating segments. In doing so, specify the reported profit or loss figure you use for such purposes and explain in sufficient detail how you compute it.

Securities and Exchange Commission
October 30, 2014

Confidential Treatment Requested by Dick's Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Response:

The Company uses gross profit as its measure for "reported profit or loss" in its quantitative threshold analysis under ASC 280-10-50-12, which is computed as net sales minus cost of goods sold, including occupancy and distribution costs, as determined in accordance with generally accepted accounting principles. The Company's gross profit for each of its operating segments for fiscal 2013, and the 10% "reported profit or loss" threshold, was as follows (in thousands):

Operating Segment	2013 Gross Profit
Dick's Sporting Goods Stores	[*]
Golf Galaxy Stores	[*]
eCommerce	[*]
All Other	[*]
Consolidated	[*]
10% threshold	[*]

Based on this, the Company concluded that Golf Galaxy's gross profits do not meet the 10% quantitative thresholds set forth in ASC 280-10-50-12.

3.	Notwithstanding the comment immediately above, please separately discuss, when material, the gross margins of your Golf Galaxy Stores apart from your Dick's Sporting Goods Stores within MD&A.

Response:
We confirm that we will make appropriate disclosures within our MD&A if a difference in gross profit rate between our Golf Galaxy stores and our Dick's Sporting Goods stores is material to the Company's results of operation for the period reported or financial condition.

4.	We note your disclosure on page 35 that you had no reporting units at risk for goodwill impairment as of February 1, 2014. Please address the following comments:

•	Tell us if your Golf Galaxy operating segment also represents a single reporting unit and quantify the amount of goodwill allocated to your Golf Galaxy reporting unit(s).

•
Tell us if you performed a quantitative goodwill impairment test as of February 1, 2014 for your Golf Galaxy reporting unit(s). If so, please provide us with the results of that test, including quantification of the reporting unit's carrying and fair values and, if applicable, quantification of the implied fair value of goodwill. If you only performed a qualitative test, please justify why a quantitative test was not necessary.

•
Given the recent negative economic trends and restructuring of your golf business, tell us if you have performed an interim goodwill impairment test since February 1, 2014. If not, please tell us why an interim test was not necessary under ASC 350-20-35-30.

Securities and Exchange Commission
October 30, 2014

Confidential Treatment Requested by Dick's Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Response:

We confirm that our Golf Galaxy operating segment represents a single reporting unit. All goodwill allocated to the Golf Galaxy reporting unit was fully impaired during the fiscal quarter ended January 31, 2009, as further described in the Company's Form 8-K filed on February 5, 2009 and disclosed in the Company's Form 10-K for the fiscal year ended January 31, 2009. On page 51 of the Company's Form 10-K for the fiscal year ended February 1, 2014, we continue to disclose the amount of this accumulated impairment charge as follows:
"At February 1, 2014 and February 2, 2013, the Company reported goodwill of $200.6 million, net of accumulated impairment charges of $111.3 million."
The Company hereby acknowledges the following:

(i)	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact Ami Galani, Vice President, Senior Corporate Counsel & Assistant Secretary at (724) 273-4240 or ami.galani@dcsg.com.

Sincerely,

/s/ ANDRÉ J. HAWAUX
André J. Hawaux
Executive Vice President – Finance, Administration and Chief Financial Officer

cc:	Edward W. Stack